ALDA Pharmaceuticals Corp.
635 Columbia Street, New Westminster, British Columbia, V3M 1A7
Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102FI
Management’s Discussion & Analysis
for the quarter ended
December 31, 2005

February 28, 2006

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

1.1            Date

This Management Discussion and Analysis (“MD&A”) for the three months and six months ended December 31, 2005 is dated February 28, 2006 and should be read in conjunction with the consolidated financial statements and the notes attached to those statements. All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars.

1.2             Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp. (formerly Duft Biotech Capital Ltd.) completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc. (“the Qualifying Transaction”) and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”).

ALDA Pharmaceuticals Corp. has developed a family of wide spectrum, non-toxic, non-corrosive, biodegradable infection control products based on its patent pending T36® technology. The emergence of SARS, Norwalk Virus and new strains of influenza have created a market demand for a highly effective, non-toxic and environmentally friendly disinfectant. ALDA’s first product, T36® Disinfectant, has been tested on over 50 infectious bacteria, viruses and fungi. T36® Disinfectant kills on contact and is virtually 100% effective in destroying all of them, including HIV, Polio, Legionella and the Norwalk-like virus, within a 3-minute period and Tuberculosis within 5 minutes. T36® Disinfectant has been approved by Health Canada for use as a hospital grade, surface disinfectant and by the Canadian Food Inspection Agency (CFIA). T36® Disinfectant is available through distributors in Canada, the EU and the worldwide web to consumers internationally. The ability to kill polio and TB means that T36® Disinfectant is also acknowledged to be effective against all bacteria and viruses including Avian Flu, SARS, Norwalk Virus, HIV, Legionella and Hepatitis.

During the six months ended December 31, 2005, cash increased by $32,301 from $71,663 at the year end of June 30, 2005 to $103,964. The increase was due to the completion of a private placement on December 21, 2005. A total of 3,916,000 Units of the Company were sold at a price per Unit of $0.05 for gross proceeds of $195,800. Each Unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase an additional common share of the Company on or before the one year anniversary of the closing date at a price of $0.10 per common share. The gain in cash from proceeds of the private placement was augmented by the repayment of a note receivable of $7,988 and offset by the use of $171,487 for operations. Current assets increased by $15,440 from $168,413 at the year end of June 30, 2005 to $183,853 on December 31, 2005 due to the $32,301 increase in cash, a $1,440 decrease in receivables, $5,581 increase in prepaid expenses, a $13,014 decrease in inventory as a result of sales and the repayment of the note receivable of $7,988. Current liabilities, consisting only of accounts payable, increased by $7,191 from $29,865 at the June 30, 2005 year end to $37,056 during the six months ended December 31, 2005.

1.3             Selected Annual Information

Not required.

1.4             Results of Operations

Sales
For the three months and six months ended December 31, 2005, sales were $60,285 and $117,168, respectively, compared to $54,369 and $118,841 for the three months and six months ended December 31, 2004, respectively. The revenues were generated from the sale of the company’s hard surface disinfectant, T36® Disinfectant, through its distributors to the first responder, dental and beauty markets.

Cost of sales
The cost of sales for the three months and six months ended December 31, 2005 were $39,080 and $74,203, respectively, compared to $44,373 and $86,635 for the three months and six months ended December 31, 2004, respectively. Gross profits for the three months and six months ended December 31, 2005 were $21,205 and $42,965, respectively compared to $9,996 and $32,206 for the three months and six months ended December 31, 2004, respectively. The improvements in the gross profit during the first two quarters of the 2006 fiscal year, compared the corresponding periods in the previous year, are due to reduced inventory and handling costs and more cost-effective operations.

Advertising and promotion
Advertising and promotion costs for the three months and six months ended December 31, 2005 were $448 and $1,282, respectively, compared to $9,394 and $15,463 for the three months and six months ended December 31, 2004, respectively. Costs in this category are lower because the company is undertaking less advertising in trade journals and providing fewer promotions to its distributors. This has not had a significant effect on sales and has led to improved margins.

Consulting
Consulting fees for the three months and six months ended December 31, 2005 were $45,000 and $90,000, respectively, compared to $37,887 and $121,899 for the three months and six months ended December 31, 2004. This includes remuneration of the executives of the company for services provided as follows.

$15,000 for the three months and $30,000 for the six months ended December 31, 2005 to 503213 BC Ltd., a company controlled by Dr. Terrance G. Owen, President & CEO, for:
o	directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection,
o	negotiating and establishing international marketing agreements,
o	assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities,
o	directing the company’s legal and accounting professionals,
o	advising officers and directors of company matters and
o	ensuring that the regulatory requirements of the company are fulfilled.

$15,000 for the three months and $30,000 for the six months ended December 31, 2005 to 612480 BC Ltd., a company controlled by Peter Chen, CFO, for:
o	advising on the financial aspects of research and development, product testing, domestic and international product registrations and intellectual property protection,
o	negotiating and establishing international marketing agreements,
o	assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities,
o	directing the company’s legal and accounting professionals,
o	advising officers and directors of company matters and
o	ensuring that the regulatory requirements of the company are fulfilled.

$15,000 for the three months and $30,000 for the six months ended December 31, 2005 to 680806 BC Ltd., a company controlled by Dr. Allan Shapiro, Manager, Business Development, who is also President of 513947 BC Ltd. (formerly ALDA Pharmaceuticals Inc.), a major shareholder of the company, for:

o	advising on and assisting with research and development, product testing, domestic and international product registrations and intellectual property protection,
o	assisting with domestic and international sales and marketing strategies, marketing materials and internet marketing,
o	preparation of technical and marketing information and conference presentations and
o	attending conferences, conducting seminars and training sessions and providing presentations at conferences.

Filing fees
Filing fees were $11,898 for the three months ended December 31, 2005 compared to $7,988 for the corresponding quarter in 2004. For the six months ended December 31, 2005, filing fees were $12,929 compared to $9,648 for the corresponding six months in 2004. Filing fees include amounts paid to the transfer agent, the BC Securities Commission and the TSX Venture Exchange. Filing fees were higher for the periods ended December 31, 2005 compared to the corresponding periods in 2004 because of the closing of a private placement during December 2005 and the addition of printing costs for the AGM held on December 13, 2005 to this account for the first time.

Investor relations
Investor relations activities amounted to $17,718 and $33,377 for the three months and six months ended December 31, 2005, respectively, compared to $27,515 and $50,475 for the three months and six months ended December 31, 2004, respectively. During the six month period ended December 31, 2005, Freeform Communications was paid $10,000 and E-Vestor Relations received $14,906 up to December 16, 2005 when the contract with E-Vestor Relations ended. On November 17, 2005, the company engaged the services of Insight Financial Marketing Network Inc. to provide investor relations services and was paid a retainer of $15,000. $7,500 was expensed during the three months ended December 31, 2005 and $7,500 was recorded in Prepaid Expenses. The remaining amounts were paid to Canada Newswire for the dissemination of news releases and $1,156 was booked as a non-cash expense for stock options granted to the investor relations firms

Legal and accounting fees
Legal and accounting fees were $39,286 for the three months ended December 31, 2005 compared to $32,067 for the corresponding quarter in 2004. For the six months ended December 31, 2005, legal and accounting fees were $43,711 compared to $35,735 for the corresponding six months in 2004. Legal fees were higher in 2005 compared to 2004 due to the closing of a private placement in December, 2005, legal review of the new investor relations arrangements and preparation of the licensing agreement between ALDA and Sirona Therapeutics Corp.

Product development
Product development for the three months and six months ended December 31, 2005 were $7,051 and $16,166, respectively, compared to $1,698 and $4,393 for the three months and six months ended December 31, 2004. Product development included testing of the company’s products for anti-microbial activity and other characteristics and legal fees for pursuing the company’s patent applications.

Wages and benefits
Wages and benefits were $21,978 and $43,400, respectively, for the three months and six months ended December 31, 2005 compared to $21,253 and $44,982 for the three months and six months ended December 31, 2004. The wages were paid to employees who are involved in sales, marketing and administration.

Loss from Operations
The loss from operations was $138,374 for the three months ended December 31, 2005 compared to $150,419 for the corresponding quarter in 2004. For the six months ended December 31, 2005, the loss from operations was $231,602 compared to $291,405 for the corresponding six months in 2004. Losses are declining due to higher gross margins and stabilized expenses.

Other income (Loss)
The “Gain in legal settlement” in the six months ended December 31, 2005 was US$30,000 paid to the company by JohnsonDiversey Inc. to resolve a trademark dispute over the name “Viralex”. As disclosed by the company in a news release published by the company on May 30, 2005, the company has 12 months to phase out the name “Viralex”. The new name for the product is “T36® Disinfectant”.

Loss for the period
The loss for the periods were $137,213 for the three months ended December 31, 2005 compared to $150,040 for the corresponding quarter in 2004. For the six months ended December 31, 2005, the loss from operations was $192,847 compared to $290,442 for the corresponding six months in 2004. The reduced losses for the periods are due to the reduction of losses from operations and the settlement of the legal dispute described in Other Income.

Loss per share
The loss per share was $0.01 for all periods being reported except for the six months ending December 31, 2004 in which the loss per share was $0.02. The losses per share are calculated by dividing the losses for the periods by the weighted average number of shares outstanding during those periods

Use of proceeds
The estimated use of proceeds from the private placement as described in the Offering Memorandum issued on February 15, 2005 are provided below. The financing was closed on March 15, 2005.

	Proposed use	Estimated use	Variance
Purpose	of funds	of funds to date	to date

Net proceeds of the Financing	$250,000	$248,813	$($1,187	) (1)

	Proposed use	Estimated use	Variance
Purpose	of funds	of funds to date	to date
New Products Research and Development	$53,000	$37,128	$15,872
U.S. securities fees and expenses	$50,000	$30,000	$20,000
Sales and Marketing	$25,000	$33,194	$(8,194	)(2)
Patenting	$77,000	$46,743	$30,257
Licensing Activities	$20,000	$18,750	$1,250
New Product Inventory	$25,000	$10,068	$14,932

1 The negative variance of $1,187 in the net proceeds of the Financing was due to higher fees than anticipated offset by lower legal and accounting costs.
2 The negative variance of $8,194 in Sales and Marketing was due to greater importance being placed on the marketing of new products and an increase in the level effort expended in this area in advance of the release of a number of new products.

1.5            Summary of Quarterly Results.

Quarter ended	Dec/05	Sep/05	Jun/05	Mar/05	Dec/04	Sep/04	Jun/04	Mar/04
Revenue	61,446	56,883	75,210	46,645	54,748	64,395	41,838	56,404
Net loss	137,213	55,633	370,908	134,638	150,040	140,715	405,643	192,391
Loss/share	0.01	0.01	0.03	0.01	0.01	0.01	0.05	0.02
Diluted Loss/share	0.01	0.01	0.03	0.01	0.01	0.01	0.05	0.02
Total assets	312,192	237,141	300,893	678,887	565,527	687,826	830,764	1,202,626

Revenues are generated from the sale of T36® Disinfectant in Canada alone.

Net losses incurred during the quarters ended March 31 and June 30, 2004 were relatively high due to the extra costs associated with the transition of the company from a CPC to a marketing and distribution business. The loss observed during the three months ended June 30, 2004 was increased by a fiscal year-end write-down of $179,000 of the intangible assets purchased for the Qualifying Transaction. Losses have stabilized through to the end of Mar, 2005 as the company invested in patenting, research and development, distribution arrangements and product registrations. An additional write-down of $245,000 on the fiscal year-end of June 30, 2005 of the intangible assets purchased for the Qualifying Transaction led to higher losses again. A significant decline in losses for the quarter ended September 30, 2005 occurred as a result of completing many activities described above, cost containment and a payment of a legal settlement to the company in settlement of a trademark dispute with JohnsonDiversey Inc. The losses for the for the quarter ended December, 2005 increased again due to costs associated with the audit, the Annual General Meeting, the 20F filing for the SEC and the Sirona Therapeutics license.

Assets decreased after the quarter ended March 31, 2004 due to funds being invested in marketing, product development, intellectual property protections and the other requirements of an operating company that is introducing a new technology and products to the market. The increase in assets observed for the quarter ended March 31, 2005 was due to the closing of a brokered private place for $300,000 on March 15, 2005. The subsequent decline in assets through to the quarter ended

September 30, 2005 reflects additional investments in the company’s operations, technology and patenting and the $245,000 write-down of the intangible assets on June 30, 2005. In the quarter ended December 31, 2005, assets increased due to the completion of a private placement for $195,800.

1.6             Liquidity

Although the company is generating revenues from the sale of its lead product, T36® Disinfectant, sales are occurring only in Canada and the Caribbean. Approvals have been obtained for T36® Disinfectant in the European Union and Malaysia, other approvals are pending in Asia and a distributor in China is seeking approval there. The company now has trained staff in place to undertake sales and marketing initiatives in Canada and internationally as opportunities arise. The company is also focused on developing, testing, patenting, and introducing new products to the market and seeking licenses or partners for certain applications of the T36® technology. The first new product to be introduced will T36® Disinfectant Cleaner which received a Drug Identification Number from Health Canada as announced by the company in a news release dated November 1, 2005. Management is also evaluating the possibility of acquiring technologies that are complementary to T36®. It is expected that the company will need to undertake further financings.

1.7             Capital resources

On March 16, 2005, the company closed a private placement of 3,000,000 Units at $0.10 consisting of one Common Share and one Warrant priced at $0.20 and expiring on September 15, 2006. Canaccord Capital Corporation also received 220,500 of the Warrants priced at $0.20 and exercisable as compensation its involvement in the private placement. On December 21, 2005, the company closed a private placement of 3,916,000 Units at $0.05 consisting of one Common Share and one Warrant priced at $0.10 and expiring on December 20, 2006. There are 237,647 Options priced at $0.17 that expire on July 31, 2006, 100,000 Options priced at $0.20 that expire on January 15, 2006, 652,353 Options priced at $0.20 that expire on January 27, 2006, 100,000 Options priced at $0.20 that expire on August 1, 2006, 100,000 Options priced at $0.20 that expire on December 22, 2006, 20,000 options priced at $0.20 that expire on February 28, 2007 and 80,000 priced at $0.20 that expire on April 4, 2007.

1.8             Off-Balance Sheet Arrangements

The company is not aware of any off-balance sheet transactions requiring disclosure.

1.9             Transactions with Related Parties

For the quarter ended December 31, 2005, certain transactions with related parties are detailed in Section 1.4, “Results of Operations” under the paragraph entitled “Consulting”.

During the three months ended December 31, 2005, rent of $7,479 was paid to Duft Enterprises Corp., a company controlled by Terrance G. Owen, President & CEO. ALDA moved into significantly larger premises in the same building for the same rent that was being paid previously.

1.10            First and second Quarter Events, 2005

On August 9, 2005, the company announced that Phigenics, LLC had agreed to manage the Environmental Protection Agency (“EPA”) registration of ALDA’s T36® infection control technology and assist with sales in the U.S. Dr. William F. McCoy, a Director of ALDA and the Chief Technical Officer of Phigenics, will guide the registration and marketing initiatives in the US. Phigenics will receive performance-based compensation consisting of a fixed-term royalty on sales and finder’s fees for introducing new customers to ALDA.

On October 4, 2005 the company announced in a news release that a manufacturing agreement had been reached with Norwood Packaging Ltd. (“Norwood”) for the Company’s products. Norwood assumes all manufacturing costs and will maintain and manage the inventory of ALDA’s T36® Disinfectant. ALDA will arrange shipping for its customers directly from Norwood’s facility and Norwood will receive a fixed fee for all orders. Norwood also has a right of first refusal in the agreement to manufacture ALDA’s newest products which are entering the marketplace.

1.11            Proposed transactions

The company is not aware of any proposed transactions requiring disclosure.

1.12            Critical Accounting Estimates

The company is a venture issuer and is not required to provide critical accounting estimates.

1.13            Changes in Accounting Policies Including Initial Adoption

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001. Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 5(d) of the accompanying financial statements for the quarter ended December 31, 2005. During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets ("CICA 3063"). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

1.14          Financial Instruments

The Company's financial instruments consist of cash and equivalents, receivables, notes receivable, accounts payable and accrued liabilities, and loans payable. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

1.15           Other MD&A Requirements

(a)              Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

(b)              Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at February 28, 2005:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	19,700,404
     Each class and series of securities for which there are
     securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity
     securities
          Stock Options
          Warrants
Convertible Debentures	537,647 7,136,500 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	7,674,147

1.16           Subsequent Events to December 31, 2005

On January 12, 2006, the company announced that it changed the name of its existing, wholly owned subsidiary from “ALDA Institute For Preventive Health Care, Inc.” to “Sirona Therapeutics Corp.” and entered into a Technology License and Option Agreement with Sirona for the purposes of developing and commercializing therapeutic applications of ALDA’s patent-pending T36® infection control technology in such areas as antiseptics, topical anti-fungal treatments, anti-microbial personal lubricants and anti-viral soaps. Pursuant to the terms of the agreement, Sirona has been granted a limited license to undertake further research and development and has assumed all financial obligations related to clinical trials, patent applications and prosecutions. Sirona will pay ALDA milestone payments, in cash or shares, upon completion of defined milestones such as completion of clinical trials, regulatory filings and regulatory approval. At any time Sirona may exercise an option to negotiate a commercial license with ALDA for a particular therapeutic application in consideration of a licensing fee and 2% royalty. Additional therapeutic applications of infection control technologies that ALDA subsequently develops or acquires are intended to be developed through Sirona on similar terms as those set out in the current agreement.

On February 13, 2006, the company announced it had received delivery of its T36® Hand Sanitizer. This new product, which is the second product ever to be offered by ALDA, is approved by Health Canada (DIN #02247771) and will be sold through ALDA’s current distributors.